Exhibit 11.0

COMPUTATION OF EARNING PER SHARE

(In Thousands, except for per share data)

	Three months ended June 30, 2015	Six months ended June 30, 2015
Income available to common stockholders	$1,680	$3,324

Weighted average common shares outstanding	8,421	8,410

Basic earnings per share	$0.20	$0.40

Income for diluted earnings per share	$1,680	$3,324

Total weighted average common shares and equivalents outstanding for diluted computation (1)	8,447	8,434

Diluted earnings per share	$0.20	$0.39

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(1) All related to outstanding stock options.